

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 13, 2010

Mr. Don Wilson
President and Chief Executive Officer
Gulf United Energy, Inc.
P.O. Box 22165
Houston, TX 77227-2165

> **Re:**   **Gulf United Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A, Amendment No. 1**
> **Filed May 3, 2010**
> **Response Letter Dated May 3, 2010**
> **File No. 000-52322**

Dear Mr. Wilson:

This is to confirm that on May 13, 2010, we informed your counsel that we had no further comments on the above-referenced filing.

Sincerely,

Anne Nguyen Parker
Branch Chief